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                                                                   EXHIBIT 12.1

                          Foster Wheeler Corporation

        Statement of Computation of Consolidated Ratio of Earnings to
                 Fixed Charges and Combined Fixed Charges and
                    Preferred Share Dividend Requirements*

                                   ($000's)



                                                                              Year ended December 31,
                                 Six months ended        -----------------------------------------------------------------
                                    June 30, 1995        1994           1993           1992           1991            1990
                                  ---------------        ----           ----           ----           ----            ----
Earnings:

Net earnings/loss                       $  36,770      $  65,410      $  57,704      ($ 45,755)     $  43,268      $  38,277
Income taxes                               19,287         41,457         39,114         22,321         18,017         10,116
Cumulative effect of change in
   accounting principle                         0              0               0        91,259              0              0

Total fixed charges                        27,569         45,412         43,371         46,365         41,631         35,198
Capitalized interest                            0           (467)          (213)        (1,739)        (7,824)       (13,671)
Capitalized interest amortized              1,104          2,189          2,180          2,111          1,798          1,251
Equity earnings of non-consolidated
   associated companies accounted
   for by the equity method, net of
   dividends                                   (7)          (623)          (883)           771         (1,301)          (369)
                                        ---------      ---------      ---------      ---------      ---------      ---------
Total:                                  $  84,723      $ 153,378      $ 141,273      $ 115,333      $  95,589      $  70,802
                                        =========      =========      =========      =========      =========      =========

Fixed Charges:

Interest expense                        $  22,431      $  34,978      $  33,558      $  34,159      $  24,540      $  13,994
Capitalized interest                            0            467            213          1,739          7,824         13,671
Imputed interest on non-capitalized
   lease payments                           5,138          9,967          9,600         10,467          9,267          7,533
                                        ---------      ---------      ---------      ---------      ---------      ---------
Total:                                  $  27,569      $  45,412      $  43,371      $  46,365      $  41,631      $  35,198
                                        =========      =========      =========      =========      =========      =========

RATIO OF EARNINGS TO FIXED CHARGES           3.07           3.38           3.26           2.49           2.30           2.01
                                             ====           ====           ====           ====           ====           ====



* There were no preferred shares outstanding during any of the periods indicated and therefore the consolidated ratio of earnings to fixed charges and combined fixed charges and preferred share dividend requirements would have been the same as the consolidated ratio of earnings to fixed charges and combined fixed charges for each period indicated.